

April 25, 2019

Chad Robins
Chief Executive Officer
Adaptive Biotechnologies Corporation
1551 Eastlake Avenue East
Suite 200
Seattle, WA 98102

      Re: **Adaptive Biotechnologies Corporation**
            Draft Registration Statement on Form S-1
            Submitted March 29, 2019
            CIK No. 0001478320

Dear Mr. Robins:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your disclosure that you are a commercial-stage company advancing the field of immune driven medicine. It appears from the pipeline table on page 3 that you have two commercial-stage products approved by the FDA and multiple products in earlier stages of development. Please revise your summary to clearly distinguish your commercial-stage products from those in development. We note, for example, that your reference to "services tailored to each individual patient" suggests that you have already commercialized such services.

2.	Refer to your statement in paragraph three of the Overview that immune-driven medicine is one of the largest global addressable markets in healthcare, with a potential market opportunity of greater than $48 billion for your portfolio. Please provide us with support for your statements regarding the size of the market and that it is one of the largest global addressable markets in healthcare.

3.	Please clarify what you mean by "translational research questions."

4.	To the extent you have not identified specific product candidates for your TCR-based cell therapies business, please tell us why you believe it is appropriate and material to investors to include this early stage pursuit in your product pipeline table on page 3. Please also tell us what you mean by your references to "1st Shared" and "2nd Shared."

5.	Please balance your statement that your goal is to change the course of medicine by understanding and translating the adaptive immune system into new products by clarifying, consistent with your disclosure on page 57, that no TCR-based cellular therapies have been approved by the FDA or other regulatory agency.

Implications of Being an Emerging Growth Company, page 7

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 11

7.	Please revise your disclosure to reconcile the various inconsistencies between the description of your choice of forum provision on page 174 and the description of it in the risk factor on page 73 (e.g., clarify in which documents the provision or provisions will be contained, clarify the scope and terms of the provision, and which courts shall serve as the exclusive forum under which circumstances). Please also disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. Please note that we may have additional comments upon review of your revised disclosure and associated organizational documents.

8.	Please revise your risk factor disclosure to address more specifically the dilutive impact on investors in this offering that the conversion of outstanding convertible preferred, exercise of the outstanding warrants, and stock option exercises related to the Sequenta acquisition would have, or tell us why you believe this is not a material risk.

Use of Proceeds , page 78

9.	For each of the purposes for which you will use the proceeds, please quantify the amount you intend to allocate. Please also disclose how far into the development of your pipeline candidates and drug discovery initiatives you expect the proceeds to last. Refer to Item

504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2017 and 2018
Research and Development, page 92

10.   We note from your Current Products and Pipeline disclosure on page 3 that you are developing products and services in both clinical diagnostics and discovery, including clonoSEQ, ImmonoSEQDx and TCR-Based Cell Therapies. Please revise to quantify your research and development expenses by product candidate. If you do not keep track of such costs by product candidate, disclose that fact and the costs incurred by the types of costs classified as research and development.

Critical Accounting Policies and Estimates
General, page 96

11.   Given the significance of goodwill to your balance sheet, please expand your disclosure to provide a robust and comprehensive discussion regarding your impairment testing policy. This discussion should include a description of key assumptions used and how the key assumptions are determined, a description of the uncertainties associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Share-Based Compensation, page 97

12.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Segment Information, page F-16

13.   Please revise to clarify, if true, that your CODM reviews your financial information at the consolidated level and makes resource allocation decisions based on consolidated results.

14.   Please revise to disclose revenues for each product or service or group of similar products and services. Refer to ASC 280-10-50-40.

<u>Consolidated Financial Statements</u>
<u>Notes to Financial Statements</u>
<u>Revenue</u>
<u>Genentech Collaboration Agreement, page F-19</u>

15.   Please revise to disaggregate the $1.8 billion of additional milestones you may receive under this agreement by development, regulatory and commercial milestones.

<u>Microsoft Collaboration Agreement, page F-32</u>

16.   We note your disclosure concerning the Microsoft Agreement you entered into in December 2017 for the purpose of developing a universal diagnostic based on a single blood test. Please provide us with a comprehensive analysis of your accounting for this agreement under ASC 606, including but not limited to the following:

- The transaction price and how it was determined
- The specific performance obligations you identified and how you considered if they are distinct
- How you allocated the transaction price to the performance obligations and whether you identified any variable consideration any constraint
- How you are recognizing revenue for each performance obligation
- How you considered the "no charge" components of the agreement in your accounting; and
- How much revenue you recognized during each period presented and how that revenue was classified on your income statement.

<u>General</u>

17.   Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

You may contact Andi Carpenter at 202-551-3645 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance